TASEKO ANNOUNCES FIRST QUARTER 2013 GROSS PROFIT OF $13.2 MILLION

This release should be read with the Company’s Financial Statements and Management Discussion & Analysis ("MD&A"), available at www.tasekomines.com and filed on www.sedar.com. Except where otherwise noted, all currency amounts are stated in Canadian dollars. Taseko’s 75% owned Gibraltar Mine is located north of the City of Williams Lake in south-central British Columbia. Production volumes stated in this release are on a 100% basis unless otherwise indicated.

May 2, 2013, Vancouver, BC – Taseko Mines Limited (TSX: TKO; NYSE MKT: TGB) ("Taseko" or the "Company") reports the results for the three months ended March 31, 2013.

Highlights

  Revenues for the first quarter 2013 were $60.2 million from the sale of 16.8 million pounds of copper and 253 thousand pounds of molybdenum.
  Total production at Gibraltar (100%), for the first quarter was 23.2 million pounds of copper and 355 thousand pounds of molybdenum.
  In April 2013, Taseko announced a Participation and Cooperation Agreement has been finalized between the Gibraltar Mine and the Williams Lake Indian Band, which included provisions for the establishment of an implementation committee, community engagement, education and training initiatives as well as economic development initiatives.
  On March 28, 2013, concentrator #2 (GDP3) produced first concentrate and commenced ramp up after a planned 10 week commissioning schedule.
  Taseko continues to take a strategic approach to ensuring a minimum revenue stream, with the purchase of copper put options for the Company’s share of production. For 2013, put options are in place for approximately 50% of production at a strike price of US$3.00 per pound in the first half of the year and US$2.75 per pound in the second half. In addition options were purchased for approximately 40% of production for the first quarter 2014 at a strike price of US$3.00 per pound.

For the three months ended March 31, 2013, Taseko had gross profit of $13.2 million, a net loss of $10.5 million and adjusted net loss of $2.9 million. This compares to gross profit of $20.3 million, net loss of $6.3 million and adjusted net earnings of $3.1 million for the three months ended March 31, 2012.

Russell Hallbauer, President and CEO of Taseko commented, “This first quarter of 2013 will be the last quarter that Gibraltar will operate as a single line facility. With concentrator #2 now operating at approximately 75% of design capacity after only 35 days of operation, the site will no longer be as dramatically impacted by mill downtime as it has in the past. In April, concentrator #2 processed approximately 600,000 tons of ore and averaged an 83% copper recovery. Overall the site processed just under two million tons of ore over the same period, nearly a 30% increase over March.”

“In the last two weeks of April, excluding a scheduled two day maintenance down, concentrator #2 averaged in excess of 28,000 tons per day and copper recoveries averaged 85%.”

Mr. Hallbauer continued, “In the first quarter of 2013, an additional 4.7 million tons were mined, compared to the fourth quarter 2012. Even with the increase in tons moved, Gibraltar’s net operating cost of production decreased by $0.23 per pound compared to the fourth quarter 2012. While a portion of this is related to the capitalization of some of the mining costs as a result of new accounting policies, most of the cost savings were associated with the increased copper production. Going forward, we expect unit costs to continue to decline as copper production increases and mining operations benefit from significantly shorter waste hauls.”

Taseko will host a conference call on Friday, May 3, 2013 at 11:00 a.m. Eastern Time (8:00 a.m. Pacific) to discuss these results. The conference call may be accessed by dialing (877) 303-9079, or (970) 315-0461 internationally. Accompanying presentation slides will be available to download at tasekomines.com. Alternatively, a live and archived webcast will also be available at tasekomines.com.

The conference call will be archived for later playback until May 9, 2013 and can be accessed by dialing (855) 859-2056 in Canada and the United States, or (404) 537-3406 internationally and using the passcode 45756422.

For further information contact: Brian Bergot, Investor Relations – 778-373-4545, toll free 1-800-667-2114

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information in this news release.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

  uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;
  uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;
  uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
  uncertainties related to our ability to complete the mill upgrade on time estimated and at the scheduled cost;
  uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
  uncertainties related to unexpected judicial or regulatory proceedings;
  changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
  changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
  the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
  the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
  the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
  environmental issues and liabilities associated with mining including processing and stock piling ore; and
  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com.